(MOTOROLA LOGO)
July 24, 2009
BY EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motorola, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 26, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2009 File No. 1-07221
Dear Mr. Spirgel:
          Set forth below are the responses of Motorola, Inc. (“Motorola” or the “Company”) to the follow-up comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the response letter addressed to Edward J. Fitzpatrick, Acting Chief Financial Officer, dated July 8, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed February 26, 2009 and Form 10-Q for the fiscal quarter ended April 4, 2009. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type.
Form 10-K for Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Significant Accounting Policies, page 67
Valuation and Recoverability of Goodwill and Long-Lived Assets, page 72
1.	We note your response to prior comment 3. You state that you do not believe the goodwill impairment charge is indicative that the future operating results and cash flows for the Enterprise Mobility reporting unit will be significantly lower than they have been recently. Please explain this statement in light of the decreases in your assumed 2009 revenues and operating earnings in comparison to prior valuations. We continue to believe that your disclosure should explain the reason for your significant goodwill impairment charge by highlighting that you have decreased your future revenue and operating earnings projections for this reporting unit. In addition, please tell us the portion of the impairment charge that was caused by the decrease in projected revenues and operating earnings as compared to the change in the discount rate. Please provide us with your proposed disclosure.
Response:
The Company does not believe that the 2009 estimated operating performance of the Enterprise Mobility reporting unit will be indicative of future operating results. During late 2008 and the first half of 2009, the Enterprise Mobility reporting unit’s performance has been adversely affected by global economic conditions. In particular, many of the reporting unit’s customers, which include a significant number of retailers, have cut back on spending in 2009. The Company does not believe this will be a continuing trend because we do expect the global economy to eventually recover.
With respect to the valuation of the reporting unit, in the Company’s cash flow assumptions the Company assumed a decline in cash flow in 2009 compared to prior periods. This was the result of the factors noted above. In addition, the Company assumed the Enterprise Mobility reporting unit will return to growth in future periods and that such growth will return to normalized levels once the global economy recovers.
The decline in 2009 cash flows impacted the valuation of the reporting unit as compared to prior valuations because in prior valuations the Company was not forecasting the deep recession that began in 2008 and continued into 2009. Even though we expect the reporting unit to return to normalized growth, the overall cash flow projections for 2009 and beyond are lower because we are predicting future growth from a lower 2009 base, thereby impacting all future periods.
The goodwill impairment was driven by three factors: 1) a significantly higher implied fair value of intangible assets over book value, 2) a decrease in cash flows for the reporting unit, and 3) an increase in the applicable discount rate. The Company’s analysis indicated that the first two factors were the most significant of the three and were approximately equal in their contribution to the goodwill impairment.
In response to the Staff’s request, the Company will expand its future disclosures related to the impairment of goodwill at the Enterprise Mobility reporting unit as described below.
On page 74 of the 2008 Form 10-K, the Company made the following statement:
“The Company acquired the main components of the Enterprise Mobility reporting unit in 2007, at which time the book value and fair value of the reporting unit was the same. Because of this fact, the Enterprise Mobility reporting unit was most likely to experience a decline in its fair value below its book value as a result of lower values in the overall market and the deteriorating macroeconomic environment and the market’s view of its near term impact on the reporting unit.”
The Company will expand its MD&A disclosure in its Form 10-Q for the second quarter of 2009 to state that the decline in the fair value of the Enterprise Mobility unit below its book value resulted from: 1) lower near-term revenue and operating margin projections for the reporting unit, as compared to 2008 operating results, driven by lower capital spending by its customers as a result of the global economic downturn, and 2) an approximately 1% increase in the applicable discount rate. In addition, the Company will state that a protracted global economic downturn could result in a further deterioration of the forecasted cash flows of the reporting unit, resulting in the potential for additional impairments to goodwill in future periods.
Note 1. Summary of Significant Accounting Policies, page 87
Sigma Fund, page 88
2.	We note your response to prior comment 4. Provide us with an analysis showing the quantitative effects of this error on each period presented and how you determined that it was immaterial from a quantitative and qualitative perspective under the guidance in SAB Topics 1: M and N.
Response:
The following is a quantitative analysis of the error related to our accounting for the Sigma Fund on prior periods. Prior to Q3 of 2007, there were no unrealized losses on the Sigma Fund investments and as a result there were no errors prior to Q3 of 2007. The Company recorded the entire amount of cumulative unrealized losses of Sigma Fund to the income statement in Q4 2008. Inception to date, that amount was $101 million. Of this amount, $97 million should have been recorded to the income statement in prior quarters.

	2007		2008
Amounts in millions, except per share	Q3	Q4	Q1	Q2	Q3	Q4
Earnings (Loss) From Continuing Operations, As Reported	$40	$111	$(194)	$4	$(379)	$(3,658)

Amount of Correction, Net of Tax	(23)	(23)	(34)	4	(21)	97

Earnings (Loss) From Continuing Operations, As Corrected	$17	$88	$(228)	$8	$(400)	$(3,561)

Diluted Earnings (Loss) Per Share, As Reported	$0.02	$0.05	$(0.09)	$—	$(0.18)	$(1.61)
Diluted Earnings (Loss) Per Share, As Corrected	$0.01	$0.04	$(0.10)	$—	$(0.18)	$(1.57)
Change is Diluted Earnings (Loss) Per Share	$(0.01)	$(0.01)	$(0.01)	$—	$—	$0.04
The Company considered the following qualitative factors in assessing whether the errors were material to prior periods.
•	The amount of the error in any single quarter prior to the fourth quarter of 2008 was $0.01 per share or less.

•	At all times the investments in the Sigma Fund were correctly reported at fair value for balance sheet purposes and, consequently, investors and creditors always had the appropriate information to evaluate the Company’s liquidity position.

•	The Company does not believe its stock price would have been impacted in prior periods had the declines in Sigma Fund investments been recorded in earnings in prior periods. The Company believes its stock price was, and continues to be, driven by two primary factors: 1) the actual and expected operating performance of its businesses, and 2) the

Company’s overall liquidity position. Neither of these factors was impacted by the errors.

•	The Company very clearly disclosed in each relevant period the declines in the values of Sigma Fund investments and the amount of unrealized losses recorded in equity and the amount of permanent losses recorded in the income statement. The Company also disclosed information about why it considered some declines in the value of certain investments in Sigma Fund to be temporary while others were deemed to be other-than-temporary. The Company disclosed that it intended to hold the investments to maturity for which it considered the declines to be temporary. In addition, securities with maturities greater than 12 months and for which the declines were considered temporary were classified as non-current investments in the balance sheet in order to present a balanced view of liquidity. As noted above, the liquidity position of the Company was not affected by these errors. The Company believes its disclosures provided transparency to all aspects of the performance of the Sigma Fund investments and its near-term and longer-term liquidity. (For reference, see pages 8-9 and 36-37 in our third quarter 2008 10-Q, pages 7-8 and pages 28-29 in our first quarter 2008 10-Q, pages 51-52, page 81 and pages 86-88 in our 2007 Form 10-K, and page 7 and page 33 in our third quarter 2007 10-Q, for our disclosures related to the Sigma Fund investments in the most relevant prior periods.)

•	The error did not affect the earnings trend of the Company in the periods affected.

•	The error did not have the effect of changing net income to a net loss or changing a net loss to net income.

•	The error did not impact the reported results of any of the Company’s operating segments as unrealized gains or losses from Sigma fund were recorded at the corporate level. The Company manages its cash and investments at the corporate level and does not allocate gains or losses from the Sigma Fund to its operating units.

•	The error did not impact the Company’s compliance with the financial covenants contained in its five year credit facility.

•	The error did not affect the compensation of management. The Company’s Management Incentive Plan is based on operating earnings and cash flow targets. The losses from Sigma Fund would have been reported below operating earnings and would not have impacted the measured performance against targets in 2007 or 2008. The error did not impact cash flow in these periods either.

•	The error did not conceal an unlawful transaction nor did management intentionally direct the amounts to be improperly recorded. When the error was discovered, it was promptly assessed and corrected.
Because the Company determined that the error in prior periods was not material, the Company believes the error should have been corrected in Q4 of 2008. The out-of-period amount (approximately $120 million on a pre-tax basis and $97 million on an after-tax basis) corrected in the fourth quarter of 2008 was not material to either the quarter or to the full year of 2008. On February 3, 2009, the Company reported a Q4 2008 loss from continuing operations of $3.6 billion and a full year 2008 loss from continuing operations of $4.2 billion in its earnings release. Correcting the error in the fourth quarter was not material on a quantitative basis for either Q4 or the full year, nor was it material for the same qualitative reasons discussed above.
* * * *

In connection with the responses in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-7646.
Sincerely,
/s/ Carol H. Forsyte
Carol H. Forsyte
Corporate Vice President, Law, Securities
Motorola, Inc.

cc:	Melissa Hauber, Senior Staff Accountant Robert S. Littlepage, Jr., Accountant Branch Chief